Exhibit 99.3

Management’s Discussion and Analysis

Year Ended December 31, 2021

(Expressed in United States dollars, except per share amounts and where otherwise noted)

March 25, 2022

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. References to “Entrée” and the “Company” are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form (“AIF”)), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” with an effective date of October 8, 2021 prepared by Wood Canada Limited (“Wood”).

2021 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property

On October 21, 2021, Entrée filed an amended Technical Report (the “2021 Technical Report”) for its interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia (the “Entrée/Oyu Tolgoi JV Property”). The 2021 Technical Report has an original effective date of May 17, 2021, and an amended effective date of October 8, 2021.

•

The 2021 Technical Report discusses an updated reserve case (the “2021 Reserve Case”) based on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture (the “Entrée/Oyu Tolgoi JV”) from the first lift (“Lift 1”) of the Hugo North Extension deposit and a Preliminary Economic Assessment on a conceptual second lift (“Lift 2”) of the Hugo North Extension deposit (“2021 PEA”).

•	Life-of-mine (“LOM”) financial highlights attributable to Entrée from the 2021 Reserve Case and the 2021 PEA include:

			2021 Reserve Case	2021 PEA
			HNE Lift 1	HNE Lift 2
LOM cash flow, pre-tax	$	M	$449	$1,982
Net present value, after tax
• 5%	$	M	$185	$541
• 8%	$	M	$131	$306
Mine life		Years	17	22
LOM Metal recovered
• Copper		Mlb	1,249	4,564
• Gold		Koz	549	2,025
• Silver		Koz	3,836	15,067

Notes:

1.	Long term metal prices used in the net present value (“NPV”) economic analyses are: copper $3.25/lb, gold $1,591.00/oz and silver $21.08/oz.
2.

The mineral reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the mineral resources in the 2021 PEA. The 2021 Reserve Case and the 2021 PEA are therefore exclusive of each other.

3.

The economic analysis in the 2021 PEA does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

4.	2021 Reserve Case cash flows are discounted to the beginning of 2021.
5.

2021 PEA cash flows are discounted to the beginning of 2027, the assumed beginning of Hugo North Lift 2 development. Attributable Entrée/Oyu Tolgoi JV production is assumed to begin in 2031 and ramps up to stable production in 2043. Final Entrée/Oyu Tolgoi JV attributable production is assumed to conclude in 2056.

6.	Entrée has a 20% attributable interest in the recovered metal.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

7.

2021 Reserve Case mine life includes 4-years development production followed by 13-years block cave production. 2021 PEA mine life includes 4-years development production followed by 18-years block cave production.

•

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by Entrée’s joint venture partner Oyu Tolgoi LLC (“OTLLC”) or reported within the 2020 Oyu Tolgoi Mongolian Statutory Study (previously referred to as the 2020 Oyu Tolgoi Feasibility Study) (“OTMSS20”), which was completed by OTLLC on the Oyu Tolgoi project in July 2020 (refer to the July 2, 2020 press release from Turquoise Hill Resources Ltd. (“Turquoise Hill”)). OTMSS20 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tonnes per day (“tpd”) from the underground operations, all three panels need to be in production. Hugo North Extension on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1.

•

The Lift 1 mine design presented in OTMSS20 and the 2021 Reserve Case is subject to future refinements and updates. Hugo North (including Hugo North Extension) Lift 1 surface and underground drilling programs will support the evaluation by OTLLC of different design and sequencing options for Panels 1 and 2. As reported by Turquoise Hill, during 2021 a total of 10,494 metres of Panel 1 drilling was undertaken to increase orebody knowledge. The data collected has been used to refine the structural and geotechnical models which form the basis of the mine design. From 2022 onwards, the focus of drilling will shift to Lift 2 and peripheral areas of Lift 1. In 2021, 1,009 metres of Lift 2 Panel 1 drilling was completed. The Panel 1 study is scheduled for completion in the first half of 2023. Entrée has not yet received any details or results of OTLLC’s surface and underground drilling programs from 2021.

•

The 2021 Technical Report assumes first development production from Hugo North Extension Lift 1 in H2 2022. Turquoise Hill has reported that Panels 1 and 2 are expected to be delayed as a result of the delay in commencement of the Panel 0 undercut, COVID-19 related work restrictions impacting progress on Shafts 3 and 4 and underground development, and changes to mining scope. Turquoise Hill has reported that efforts to minimize delays to Panels 1 and 2 due to ventilation constraints ahead of Shaft 3 and 4 commissioning continue. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd. An approximately 9-month delay to Shafts 3 and 4 is currently anticipated with the first Panel 1 draw bell now expected by Turquoise Hill in H1 2027 rather than H2 2026.

•

Turquoise Hill reported that a reforecast of cost and schedule for the remaining Lift 1 underground project scope is now expected in the second quarter 2022. The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

Oyu Tolgoi Underground Development Update

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner OTLLC and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see “Overview of Business” below). On March 2, 2022, OTLLC’s 66% shareholder Turquoise Hill provided an update on Oyu Tolgoi underground development:

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COVID-19 impacts in Mongolia are ongoing. During the fourth quarter 2021, COVID-19 restrictions adversely impacted underground development and OTLLC’s ability to maintain normal roster changes for workers remained challenged.

•

OTLLC continues to implement multiple COVID-19 controls at site and maintains a 5-day mandatory isolation for workers prior to entering site. With the arrival of the Omicron variant of COVID-19, cases increased at site during early 2022, however shorter quarantine periods have been maintained and cases are being managed well. Some interruption to work progress is expected in the first quarter 2022.

•

Although COVID-19 related restrictions continued to impact Shaft 3 and 4 activities, progress was made during the fourth quarter 2021. Shaft 4 sinking activities re-commenced in October 2021, with advancement now at 148 metres below ground level. Shaft 3 readiness works continued, with sinking commencement expected by the end of the first quarter 2022. In response to slower than planned sinking rates at Shaft 4, a productivity improvement program is underway and outcomes will be applied to activities in both shafts.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•

The underground project progressed well during the fourth quarter 2021 with breakthrough of the service decline achieved and caving related development and construction continuing. Material Handling System 1 (“MHS1”) construction was completed in the fourth quarter 2021. MHS1 commissioning and construction of the first on-footprint truck chute, a key enabler for production, was achieved in February 2022, and sustainable production from Lift 1 Panel 0 is still expected in H1 2023.

•

Ahead of the first Lift 1 Panel 0 drawbell blast, expected in the third quarter 2022, development and construction work on the extraction level continues with drawbell drives in the initiation area being excavated, drawpoint construction underway and concrete roadways laid, as well as continued construction work on truck chutes supporting Panel 0.

•	At the end of the fourth quarter 2021, cumulative underground development progress was 63,418 equivalent metres (“eqm”) and cumulative conveyor to surface advancement was 15,862 eqm.

•	On January 24, 2022, Turquoise Hill announced the resolution of key outstanding issues related to the Oyu Tolgoi underground mine:

•	Turquoise Hill and the Government of Mongolia reached a mutual understanding for a renewed partnership.

•

Turquoise Hill and Rio Tinto entered into a binding agreement that delineates a comprehensive funding arrangement to address Turquoise Hill’s estimated incremental funding requirements to complete the project.

•

The OTLLC board approved the signing of an Electricity Supply Agreement to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia.

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Following progress in negotiations with the Government of Mongolia, all undercut readiness criteria were considered to be achieved on January 24, 2022 with the OTLLC board having unanimously approved commencement of the undercut.

•

On March 14, 2022, Rio Tinto announced it has made a non-binding proposal to Turquoise Hill to acquire the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto does not currently own for approximately $2.7 billion. In addition to strengthening Rio Tinto’s copper portfolio, the acquisition would create a more efficient ownership and governance structure for the Oyu Tolgoi project. Following the successful completion of a transaction, Rio Tinto would have a 66% interest in deposits on the Oyu Tolgoi mining licence and a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

Corporate

•	For the 2021 fiscal year, the operating loss was $3.0 million compared to an operating loss of $2.3 million in 2020.

•	For the 2021 fiscal year, operating cash outflow before working capital was $2.1 million compared to an operating cash outflow before working capital of $1.5 million in 2020.

•	As at December 31, 2021, the cash balance was $7.1 million and the working capital balance was $7.2 million.

•

The Company recognizes the unprecedented situation surrounding the ongoing COVID-19 pandemic and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company’s business and operations in relation to these extraordinary circumstances.

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi JV Property – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (see Figure 1 below). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi JV state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as “HNE”) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of Lift 1 of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When the Lift 1 underground reaches peak production, Oyu Tolgoi is expected to be the fourth largest copper mine in the world.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 93% of the mineral resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The Company also has the following assets:

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Blue Rose JV – a 56.53% interest in the Blue Rose joint venture (“Blue Rose JV”) on minerals other than iron ore on Exploration Licence 6006 (“EL 6006”) in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.

•	The right to Cañariaco Project Royalty Pass-Through Payments (see “Investments” section below).

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

As at December 31, 2021 and the date of this MD&A, Rio Tinto beneficially owns 31,981,129 common shares (including 14,539,333 common shares held by Turquoise Hill), or 16.6% (16.3% as at the date of this MD&A) of the outstanding shares of the Company. As at December 31, 2021 and the date of this MD&A, Sandstorm Gold Ltd. (“Sandstorm”) owned 49,672,515 common shares, or 25.8% (25.2% as at the date of this MD&A) of the outstanding shares of the Company.

On February 17, 2022, Sandstorm announced it has signed a letter of intent with Royalty North Partners Ltd. (“Royalty North”) (TSX.V: RNP) whereby Royalty North will acquire certain non-royalty and non-stream assets from Sandstorm, including Sandstorm’s shares of the Company. The transaction will be structured as a reverse take-over of Royalty North. Subject to the satisfaction of certain conditions and receipt of necessary approvals, the transaction is expected to close in the second half of 2022. Sandstorm will retain an approximately 34% equity interest in the resulting issuer.

On March 14, 2022, Rio Tinto announced it has made a non-binding proposal to Turquoise Hill to acquire the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto does not currently own for approximately $2.7 billion. In addition to strengthening Rio Tinto’s copper portfolio, the acquisition would create a more efficient ownership and governance structure for the Oyu Tolgoi project. Following the successful completion of a transaction, Rio Tinto would have a 66% interest in deposits on the Oyu Tolgoi mining licence and a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

Effective October 1, 2019, the Company voluntarily withdrew its common shares from listing on NYSE American and its common shares commenced trading on the OTCQB under the trading symbol “ERLFF”. On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) and discontinued trading on the TSX Venture Exchange. The trading symbol remained “ETG”.

OUTLOOK AND STRATEGY

With the commencement of the Lift 1 Panel 0 undercut, Turquoise Hill’s renewed partnership with the Government of Mongolia and execution of a comprehensive funding plan for the world class Oyu Tolgoi underground mine, Entrée’s primary objective for the 2022 year is to advance potential amendments to the joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill (the “Oyu Tolgoi Investment Agreement”) and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2021 Technical Report Highlights

The 2021 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property discusses the 2021 Reserve Case based on mineral reserves attributable to the Entrée/Oyu Tolgoi JV Lift 1 of the Hugo North Extension deposit.

The 2021 Technical Report also discusses a 2021 PEA on a conceptual Lift 2 of the Hugo North Extension deposit. The 2021 PEA is based on Indicated and Inferred mineral resources from Lift 2, as the second potential phase of development and mining on the Hugo North Extension deposit. Lift 2 is directly below Lift 1 and continues further to the north (see Figure 2 below). There is no overlap in the mineral reserves from the 2021 Reserve Case and the mineral resources from the 2021 PEA. Development and capital decisions will be required for the eventual development of Lift 2 once production commences at Hugo North Extension Lift 1.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC or reported within OTMSS20. In the fourth quarter 2021, OTLLC submitted OTMSS20 to the Mongolian Minerals Council pursuant to Mongolian regulatory requirements and the expert review by the Professional Minerals Council of Mongolia commenced.

LOM highlights of the production and financial results from the 2021 Reserve Case and the 2021 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2021 Reserve Case (Lift 1)	2021 PEA (Lift 2)
Attributable Financial Results
Cash Flow, pre-tax	US$M	449	1,982
NPV(5%), after-tax	US$M	185	541
NPV(8%), after-tax	US$M	131	306
NPV(10%), after-tax	US$M	104	213

LOM Recovered Metal
Copper Recovered	Mlb	1,249	4,564
Gold Recovered	koz	549	2,025
Silver Recovered	koz	3,836	15,067

LOM Processed Material
Probable Reserve Feed		40 Mt @ 1.54% Cu, 0.53 g/t Au, 3.63 g/t Ag	—
Indicated Resource Feed		—	77.9 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)
Inferred Resource Feed		—	87.8 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)

Notes:

1.	Long term metal prices used in the NPV economic analyses for the 2021 Reserve Case and the 2021 PEA are: copper $3.25/lb, gold $1,591.00/oz, silver $21.08/oz.
2.	Mineral reserves in the 2021 Reserve Case, and mineral resources in the 2021 PEA mine plan are reported on a 100% basis.
3.	Entrée has a 20% interest in the above processed material and recovered metal.
4.	The Mineral reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the mineral resources in the 2021 PEA.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

5.	Copper equivalent (“CuEq”) is calculated as shown in the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below.
6.	2021 Reserve Case cash flows are discounted to the beginning of 2021.
7.

2021 PEA cash flows are discounted to the beginning of 2027, the assumed beginning of Hugo North Lift 2 development. Attributable Entrée/Oyu Tolgoi JV production is assumed to begin in 2031 and ramps up to stable production in 2043. Final Entrée/Oyu Tolgoi JV attributable production is assumed to conclude in 2056.

8.	The 2021 Reserve Case and 2021 PEA are exclusive of each other.
9.	Indicated and Inferred resource average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses.

The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both the 2021 Reserve Case and the 2021 PEA, Entrée is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other Oyu Tolgoi project areas owned 100% by OTLLC. The production and cash flows from the 2021 Reserve Case and the 2021 PEA are from separate parts of the Hugo North Extension deposit and there is no overlap of the mineralization.

Below are some of the key financial assumptions and outputs from the 2021 Reserve Case and the 2021 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted. Both cases assume long term metal prices of $3.25/lb copper, $1,591.00/oz gold and $21.08/oz silver.

Key items per the 2021 Reserve Case outputs are as follows:

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Assumes Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 will start in H2 2022 with the first draw bell in 2026, peak production in 2034, and final production in 2038.

•	17-year Lift 1 LOM production (includes 4-years development production followed by 13-years block cave production).

•	Maximum production rate of approximately 25,000 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 tpd.

•	Total recovered metal over the LOM of Hugo North Extension Lift 1: 1,249,000 lbs copper, 549,000 oz gold, 3,836,000 oz silver.

•	Total direct development and sustaining capital expenditures of approximately $275.7 million ($55.1 million attributable to Entrée).

•	Entrée LOM average cash cost $1.57/lb payable copper.

•	Entrée LOM average cash costs after credits (“C1”) $0.79/lb payable copper.

•	Entrée LOM average all-in sustaining costs (“AISC”) $1.26/lb payable copper.

Key items per the 2021 PEA outputs are as follows:

•

Assumes Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 2 to start in approximately 2034 with the first draw bell in 2038, peak production in 2047 and final production in 2055.

•	22-year Lift 2 mine life (4-years development production and 18-years block cave production).

•	Maximum production rate of approximately 40,500 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 tpd.

•	Total metal production over the LOM of Hugo North Extension Lift 2: 4,564,000 lbs copper, 2,025,000 oz gold, 15,067,000 oz silver.

•	Total direct development and sustaining capital expenditures of approximately $1,589.6 million ($319.7 million attributable to Entrée).

•	Entrée LOM average cash cost $1.10/lb payable copper.

•	Entrée LOM average C1 $0.30/lb payable copper.

•	Entrée LOM average AISC $0.92/lb payable copper.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The 2021 Reserve Case and the 2021 PEA are mutually exclusive. If the 2021 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 is not sterilized or reduced in tonnage or grades. In addition, the Heruga deposit, which is not included in either the 2021 Reserve Case or the 2021 PEA, provides a great deal of future potential and with further exploration and development could become a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provide considerable flexibility for mine planning and development.

On December 18, 2020, Turquoise Hill announced that a definitive estimate of project cost and schedule (the “Definitive Estimate”) that refines the analysis in OTMSS20 and broadly confirms the economics and assumptions presented therein had been completed and delivered to OTLLC by Rio Tinto. The Company has not received a copy of the Definitive Estimate and it was not reviewed or relied upon in the preparation of the 2021 Reserve Case or the 2021 PEA. According to Turquoise Hill, the Definitive Estimate assumes COVID-19 related restrictions in 2021 that are no more stringent than those experienced in September 2020. On March 2, 2022, Turquoise Hill reported that more stringent COVID-19 restrictions through the end of the fourth quarter 2021 have resulted in a cumulative increase of $175 million to the underground development capital estimate in the Definitive Estimate. This does not include impacts arising from the approximately six-month delay to commencement of the Lift 1 Panel 0 undercut due to outstanding non-technical criteria, or delayed commitments pending OTLLC board approval of the increased budget in the Definitive Estimate. On January 24, 2022, Turquoise Hill announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OTLLC board had unanimously approved the commencement of the undercut and the full Definitive Estimate underground development budget of $6.75 billion.

Turquoise Hill reported that a reforecast of cost and schedule for the remaining Lift 1 underground project scope is now expected in the second quarter 2022.

Neither OTMSS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic or the foregoing delays. In particular, Panels 1 and 2 are expected to be delayed as a result of the delay in commencement of the Panel 0 undercut, COVID-19 related work restrictions impacting progress on Shafts 3 and 4 and underground development, and changes to mining scope. Turquoise Hill has reported that efforts to minimize delays to Panels 1 and 2 due to ventilation constraints ahead of Shaft 3 and 4 commissioning continue. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd. An approximately 9-month delay to Shafts 3 and 4 is currently anticipated with the first Panel 1 draw bell now expected in H1 2027 rather than H2 2026.

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

The 2021 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The “Entrée/Oyu Tolgoi JV Project” (shown on Figure 1 below) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see “Shivee West Property Summary” below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Hugo North Extension, West of Heruga, Ulaan Khud, Airstrip, Bumbat Ulaan, Mag West, Gravity Ridge, Castle Rock and Southeast IP. Additional targets exist on the Shivee West Property that remain to be further explored.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres (“km”) south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

•

Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2021 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. The 2021 Reserve Case assumes initial development production will start on the Entrée/Oyu Tolgoi JV Property in H2 2022. Hugo North Extension Lift 1 Probable reserves include 40 million tonnes (“Mt”) grading 1.54% copper, 0.53 grams per tonne (“g/t”) gold, and 3.63 g/t silver.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•

Lift 2 is directly below and extends north beyond Lift 1 and is the next potential phase of underground mining on the Entrée/Oyu Tolgoi JV Property, once Lift 1 mining is complete. Mineral resources from Lift 2 form the basis of the 2021 PEA mine plan, which include 78 Mt (Indicated) and 88 Mt (Inferred). The average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq; see the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below) includes dilution and mine loss.

•

The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 93% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property where Inferred mineral resources include: 1,400 Mt grading 0.41% copper, 0.40 g/t gold, 1.5 g/t silver and 120 parts per million (“ppm”) molybdenum (0.68% CuEq; see the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below). While Heruga is not included in the 2021 PEA, it provides opportunity for future exploration and potential development.

•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	** Outline of mineralization projected to surface.
3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga deposits.

Figure 1 shows the location of a north-northeast oriented, west-looking longitudinal section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The longitudinal section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 – Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2021 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 25, 2022 and to the full text of the 2021 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JVA, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs). Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The capital and operating costs in the 2021 Reserve Case are based on estimates prepared for OTMSS20 or information provided by OTLLC. Capital cost and sustaining cost estimates in the 2021 PEA were prepared as separate and independent estimates by OTLLC. Wood reviewed the estimates and accepts them as reasonable.

The cash flows in the 2021 Reserve Case and 2021 PEA are based on information provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that the Entrée/Oyu Tolgoi JV will not be subject to additional taxes and royalties, such as the surtax royalty which came into effect in Mongolia on January 1, 2011, which could have an adverse effect on Entrée’s future cash flow and financial condition. In the course of finalizing such agreements, Entrée may have to make certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization or otherwise.

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The following Entrée/Oyu Tolgoi JV Property mineral resource estimates reported in the 2021 Technical Report for the Hugo North Extension and Heruga deposits have an effective date of March 31, 2021. Mineral resources for the Hugo North Extension deposit are reported inclusive of those mineral resources that were converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Entrée/Oyu Tolgoi JV Property – Mineral Resources
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.41% CuEq Cut-Off)
Indicated	120	1.70	0.58	4.3	n/a	2.04	4,500	2,200	16,000	n/a
Inferred	167	1.02	0.36	2.8	n/a	1.23	3,800	1,900	15,000	n/a
Heruga (>0.41% CuEq Cut-Off)
Inferred	1,400	0.41	0.40	1.5	120	0.68	13,000	18,000	66,000	370

Notes:

1.	Mineral resources have an effective date of March 31, 2021.
2.

Metal prices used for CuEq and cut-off grade calculation for both Hugo North Extension and Heruga are: $3.08/lb copper, $1,292.00/oz gold, $19.00/oz silver and $10.00/lb molybdenum (Heruga only). Metallurgical recoveries used for CuEq and cut-off grade calculation at Hugo North Extension are 93% for copper, 80% for gold and 81% for silver. Metallurgical recoveries used for CuEq and cut-off grade calculation at Heruga are 82% for copper, 73% for gold, 78% for silver and 60% for molybdenum.

3.

Mineral resources at Hugo North Extension are constrained within a conceptual mining shape constructed at a nominal 0.50% CuEq grade and above a CuEq grade of 0.41% CuEq. The CuEq formula is CuEq = Cu + ((Au * 35.7175) + (Ag * 0.5773)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold and silver.

4.

The overall geometry and depth of the Heruga deposit make it amenable to underground mass mining methods.    Mineral resources are stated above a CuEq grade. The CuEq formula is CuEq = Cu + ((Au * 37.0952) + (Ag * 0.5810) + (Mo * 0.0161)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold, silver and molybdenum.

5.

A CuEq break-even cut-off grade of 0.41% CuEq for Hugo North Extension mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.

6.

A CuEq break-even cut-off grade of 0.41% CuEq is used for the Heruga mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.

7.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution.
8.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

9.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC and was used as the basis for OTMSS20. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a Feasibility level or better to state the underground mineral reserve. There is no Measured mineral resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.84/t NSR. Future mine planning studies may examine lower shut-offs.

The following Entrée/Oyu Tolgoi JV Property Hugo North Extension Lift 1 mineral reserve estimate has an effective date of May 15, 2021:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve Hugo North Extension Lift 1
Classification	Tonnage	NSR	Cu	Au	Ag	Contained Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	40	97.52	1.5	0.53	3.63	1,340	676	4,613

Notes:

1.	Mineral reserves have an effective date of May 15, 2021.
2.

For the underground block cave, all Indicated mineral resources within the cave outline were converted to Probable mineral reserves. No Proven mineral reserves have been estimated. The estimation includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.

3.

A column height shut-off NSR of $17.84/t was used to define the footprint and column heights. The NSR calculation assumed metal prices of $3.08/lb Cu, $1,292.00/oz Au, and $19.00/oz Ag. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using OTLLC’s Base Data Template 38.

4.

Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (see Figure 1 above).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV. Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%. To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Underground Development Progress – Oyu Tolgoi Project

On March 2, 2022, Turquoise Hill provided an update regarding the Oyu Tolgoi project.

Underground Development Update

COVID-19 impacts in Mongolia are ongoing. During the fourth quarter 2021, COVID-19 restrictions adversely impacted underground development and OTLLC’s ability to maintain normal roster changes for workers remained challenged.

OTLLC continues to implement multiple COVID-19 controls at site and maintains a 5-day mandatory isolation for workers prior to entering site. With the arrival of the Omicron variant of COVID-19, cases increased at site during early 2022, however shorter quarantine periods have been maintained and cases are being managed well. Some interruption to work progress is expected in the first quarter 2022.

In the first quarter 2020, OTLLC submitted a resources and reserves update (“RR19”) for registration as required pursuant to local regulatory requirements in Mongolia. On July 2, 2020, Turquoise Hill announced the completion of OTMSS20, which incorporates a new block cave mine design for Hugo North Lift 1 Panel 0 previously announced by Turquoise Hill on May 13, 2020. In September 2021, RR19 was approved for registration by the Minerals Council of Mongolia. In the fourth quarter 2021, OTLLC submitted OTMMS20 to the Mongolian Minerals Council pursuant to Mongolian regulatory requirements and the expert review by the Professional Minerals Council of Mongolia commenced.

The Hugo North (including Hugo North Extension) Lift 1 mine plan incorporates the development of three panels, and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

The new block cave design incorporated in OTMSS20 varies from the previous design through:

•	120 metre structural pillars included to the north and south of Panel 0, protecting ore handling infrastructure and increasing the optionality of sequencing Panel 1 and Panel 2;

•	Ore handling facilities moved into the structural pillars, improving excavation stability;

•	Drawpoint spacing updated from 28 metres x 15 metres to 31 metres x 18 metres, improving extraction level stability; and

•	Modified panel initiation approach for Panel 0, minimizing stress damage to the extraction level.

The Lift 1 mine design presented in OTMSS20 and the 2021 Reserve Case is subject to future refinements and updates. Hugo North (including Hugo North Extension) Lift 1 surface and underground drilling programs will support the evaluation by OTLLC of different design and sequencing options for Panels 1 and 2. As reported by Turquoise Hill, during 2021 a total of 10,494 metres of Panel 1 drilling was undertaken to increase orebody knowledge. The data collected has been used to refine the structural and geotechnical models which form the basis of the mine design. From 2022 onwards, the focus of drilling will shift to Lift 2 and peripheral areas of Lift 1. In 2021, 1,009 metres of Lift 2 Panel 1 drilling was completed. The Panel 1 study is scheduled for completion in the first half of 2023. Entrée has not yet received any details or results of OTLLC’s surface and underground drilling programs from 2021.

Although COVID-19 related restrictions continued to impact Shaft 3 and 4 activities, progress was made during the fourth quarter 2021. Shaft 4 sinking activities re-commenced in October 2021, with advancement now at 148 metres below ground level. Shaft 3 readiness works continued, with sinking commencement expected by the end of the first quarter 2022. In response to slower than planned sinking rates at Shaft 4, a productivity improvement program is underway and outcomes will be applied to activities in both shafts. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd. Turquoise Hill has reported that efforts to minimize delays to Panels 1 and 2 due to ventilation constraints ahead of Shaft 3 and 4 commissioning continue. An approximately 9-month delay to Shafts 3 and 4 is currently anticipated with the first Panel 1 draw bell now expected in H1 2027 rather than H2 2026. Turquoise Hill reported that a reforecast of cost and schedule for the remaining Lift 1 underground project scope is now expected in the second quarter 2022.

The underground project progressed well during the fourth quarter 2021 with breakthrough of the service decline achieved and caving related development and construction continuing. MHS1 construction was completed in the fourth quarter 2021. MHS1 commissioning and construction of the first on-footprint truck chute, a key enabler for production, was achieved in February 2022, and sustainable production from Lift 1 Panel 0 is expected in H1 2023.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Following progress in negotiations with the Government of Mongolia, all undercut readiness criteria were considered to be achieved on January 24, 2022 with the OTLLC board having unanimously approved commencement of the undercut.

Ahead of the first Lift 1 Panel 0 drawbell blast, expected in the third quarter 2022, development and construction work on the extraction level continues with drawbell drives in the initiation area being excavated, drawpoint construction underway and concrete roadways laid, as well as continued construction work on truck chutes supporting Panel 0.

At the end of the fourth quarter 2021, cumulative underground development progress was 63,418 eqm and cumulative conveyor to surface advancement was 15,862 eqm.

Oyu Tolgoi Funding

On November 21, 2019, Resolution 92 was passed in a plenary session of the Parliament of Mongolia. Resolution 92 was published on December 6, 2019 and includes measures to improve the implementation of the Oyu Tolgoi Investment Agreement and the 2011 Amended and Restated Shareholders’ Agreement (the “Shareholders’ Agreement”), improve the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan (the “Mine Plan”) and explore and resolve options to have a product sharing arrangement or swap Mongolia’s 34% equity holding for a special royalty. On December 30, 2021, the Parliament of Mongolia passed Resolution 103 to resolve outstanding issues among Turquoise Hill, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92. Resolution 103 imposes restrictions that limit OTLLC’s ability to obtain third party debt financing and Turquoise Hill’s ability to fund OTLLC with shareholder debt or to carry common share investments in OTLLC by Erdenes Oyu Tolgoi LLC until sustainable production from Lift 1 Panel 0 is achieved, which is currently expected in H1 2023.

On March 2, 2022, Turquoise Hill reported it currently estimates it has a base case incremental funding requirement of $3.4 billion.

On January 24, 2022, Turquoise Hill and Rio Tinto signed a binding Amended and Restated Heads of Agreement (the “Amended HoA”), which delineates a comprehensive funding plan to address the Company’s estimated incremental funding requirement to complete the construction of Lift 1 of the Oyu Tolgoi underground project, including Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property. Key elements include pursuing the rescheduling of principal repayments of existing debt (“Re-profiling”) to potentially reduce the base case funding requirement by up to $1.7 billion; seeking to raise up to $500 million of additional senior supplemental debt; Rio Tinto committing to provide a co-lending facility of up to $750 million to be made available once sustainable production has been achieved; Rio Tinto committing to provide a short-term secured advance directly to Turquoise Hill; and Turquoise Hill agreeing to conduct an equity offering of at least $650 million by no later than August 31, 2022.

Turquoise Hill has reported that until sustainable production from Lift 1 Panel 0 is achieved (currently expected in H1 2023), OTLLC’s estimated funding requirements are expected to be addressed by cash on hand at OTLLC, the Re-profiling and a pre-paid copper concentrate sale arrangement between Turquoise Hill and OTLLC. Assuming successful completion of those elements and successful implementation of the Amended HoA, Turquoise Hill currently estimates it can address its $3.4 billion incremental funding requirement within the framework of the Amended HoA. Successful implementation of the Amended HoA is subject to achieving alignment with the relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors.

Negotiations with Government of Mongolia

In the fourth quarter 2021, negotiations between Turquoise Hill, Rio Tinto and various Mongolian governmental bodies continued to progress towards resolution of the outstanding items necessary to enable Lift 1 Panel 0 undercut commencement including approval for registration of the updated RR19 through the Minerals Council of Mongolia in the fourth quarter 2021 and submission for assessment of OTMSS20.

On December 13, 2021, Rio Tinto and Turquoise Hill made a joint offer to the Government of Mongolia with the aim of resetting the relationship and allowing all parties to move forward together. On December 30, 2021 the Parliament of Mongolia passed Resolution 103 that aimed to improve the benefits to Mongolia from the Oyu Tolgoi project and set out a number of required measures to resolve the outstanding issues in relation to Resolution 92.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On January 24, 2022, Turquoise Hill announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OTLLC board had unanimously approved the commencement of the undercut and the full Definitive Estimate underground development budget of $6.75 billion.

The decision to approve the undercut followed resolution of many of the conditions required in Resolution 103 including:

•	Turquoise Hill agreeing to waive in full the $2.4 billion carry account loan of Erdenes Oyu Tolgoi LLC.

•	Improved cooperation with Erdenes Oyu Tolgoi LLC in monitoring the Oyu Tolgoi underground development and enhancing environment, social and governance (ESG) matters.

•	The approval of the ESA.

•	The establishment of a funding structure at OTLLC that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in H1 2023).

Turquoise Hill reported it continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, namely the formal termination of the Mine Plan and resolution of the outstanding OTLLC tax arbitration.

Oyu Tolgoi Power Supply

OTLLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western grid, via overhead power line, pursuant to back-to-back power purchase agreements with Mongolia’s National Power Transmission Grid (“NPTG”), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (“IMPIC”), the subsidiary of Inner Mongolia’s power grid company.

OTLLC is obliged under the Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi mine. The Power Source Framework Agreement (“PSFA”) entered into between OTLLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

On June 28, 2020, Turquoise Hill announced that the Government of Mongolia and OTLLC amended the PSFA to reflect their agreement to jointly prioritize and progress a Government of Mongolia funded, owned and operated plant at Tavan Tolgoi, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine.

The amended PSFA provides that if certain agreed milestones are not met in a timely manner, OTLLC would be entitled to select from, and implement the alternative power solutions specified in the amended PSFA, including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

Three milestones in the amended PSFA were not met by the original dates of March 1, 2021, March 31, 2021, and July 1, 2021.

On January 26, 2022, OTLLC entered into an Electricity Supply Agreement (“ESA”) with, amongst others, Southern Region Electricity Distribution Network to provide OTLLC with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

The ESA has a term of 20 years from the date on which supply commences and provides a pathway to meeting OTLLC’s long-term power requirements from domestic power sources.

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, OTLLC will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between NPTG and IMPIC for a three-year fixed term extension to 2026, potentially followed by an extension to up to 2030, if required. The outstanding commercial terms are in the process of being finalized.

Oyu Tolgoi Tax Assessment

On February 20, 2020, Turquoise Hill announced that OTLLC has been unable to reach a resolution of its previously announced dispute with the Mongolian Tax Authority with respect to a tax assessment for approximately $155 million relating to an audit on taxes imposed and paid by OTLLC between 2013 and 2015. OTLLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions in the Oyu Tolgoi Investment Agreement. Turquoise Hill remains of the opinion that OTLLC has paid all taxes and charges required to be paid under the Oyu Tolgoi Investment Agreement, the Shareholders’ Agreement, the Mine Plan and Mongolian law.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On December 23, 2020, Turquoise Hill announced that OTLLC has received, and is evaluating, a tax assessment for approximately $228 million cash tax from the Mongolian Tax Authority relating to an audit on taxes imposed and paid by OTLLC between 2016 and 2018. On January 11, 2021, Turquoise Hill announced that OTLLC has given notice of its intention to apply to the Tribunal in the arbitration for leave to amend its statement of claim to include the issues raised in the 2016-2018 tax assessment, as many of the matters raised are of a similar nature to the matters raised in the 2013-2015 tax assessment.

In February 2021, OTLLC received notices of payment from the Capital City tax department for the amounts disputed under the 2016-2018 tax assessment. In March 2021, OTLLC received notices of payment totalling $126 million relating to amounts disputed under the 2013-2015 tax assessment. Under Article 43.3 of the Mongolian General Tax Law, the amounts were due and paid by OTLLC within 10 business days from the date of the notices of payment. Under the same legislation, OTLLC is entitled to recover the amounts in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, Turquoise Hill announced that the Government of Mongolia filed its statement of defence together with a counterclaim seeking the rejection of OTLLC’s tax claims in their entirety. In the event OTLLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Oyu Tolgoi Investment Agreement is void.

Resolution 103 authorized certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented. Turquoise Hill has disclosed that it remains committed to continue to work with the Government of Mongolia and Rio Tinto to finalize the remaining outstanding matters of Resolution 103, including resolution of the outstanding tax arbitration.

On February 11, 2022, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months (until August 11, 2022) or until 21 days from when the tribunal receives notice from OTLLC or the Government of Mongolia to terminate the suspension.

Recent Exploration and Development Work on the Entrée/Oyu Tolgoi JV Property

Target Generation Work

OTLLC’s site technical services team undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property. Turquoise Hill has reported that the current exploration strategy for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property, is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing the assessment of legacy datasets to enable future discovery.

Exploration during 2016 to 2021 on the Entrée/Oyu Tolgoi JV Property included early-stage target generation work on both the Shivee Tolgoi and Javkhlant mining licences. The work included geological mapping, geochemical and geophysical surveys, small amounts of shallow core and reverse circulation drilling, and integrated geological-geophysical 3D modelling. Results of work conducted between 2016 and 2020 and detailed descriptions of the targets have been reported in the Company’s previous quarterly and annual filings, as well as the 2021 Technical Report, available on SEDAR at www.sedar.com under the Company’s profile.

OTLLC assesses and ranks targets as either high, medium, or low potential, dependent on various factors including favorable lithology, alteration, and structural setting, geophysical or geochemical signature similar to known mineralization style of other Oyu Tolgoi deposits, and potential for extension along or down dip of known mineralization.

OTLLC has identified the following two high priority targets on the Entrée/Oyu Tolgoi JV Property:

•

Hugo North Extension. The area around the Hugo North Extension deposit has been geologically modelled in 3D using geophysical and geological data and focussing on two potential structural geometries considered favourable for hosting Oyu Tolgoi style porphyry mineralization. OTLLC notes that drill testing and further work is required.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•

Heruga. A geochemical characterization study was completed at Heruga over an initial single cross-section. The mineral association results indicate that although the mineralization is decreasing to the west, there is potential for high grade mineralization in the east (although it will most likely be deeper due to the host lithological bedding configuration). OTLLC states that further data collection and modelling is needed on this target area.

OTLLC has classified the Ulaan Khud and Airstrip targets on the Shivee Tolgoi mining licence and the West Heruga, Southeast IP, Castle Rock, Bumbat Ulaan, and West Mag targets on the Javkhlant mining licence as medium priority targets.

Detailed exploration activities (including drilling programs) have mostly been focused on finding shallow resources (less than 300 metres) near pit and greenfield opportunities.

During 2021 the exploration programs on the Entrée/Oyu Tolgoi JV Property were very minimal and all exploration drilling and larger programs that were announced in 2020 were put on hold due to COVID-19 related restrictions. The only exploration work that was completed is described below:

•

Soil Sampling. A soil sampling grid (initially collected during 2020) was expanded during 2021 on a 200 metre by 400 metre grid, covering an area of approximately 5 km by 6 km encompassing the Airstrip, Ulaan Khud, Gravity Ridge and Hugo North Extension targets. Processing of the sample data was completed during 2021 and subsequent grouping of the results into an “additive index” (Ag+Bi+Pb+Zn) revealed several interesting exploration anomalies, each also corresponding with >70 ppm to >140 ppm copper soil anomalies. These anomalies cover large portions of the projected porphyry trend to the north from Hugo North Extension as well as portions of the Airstrip target.

•

Integrating and 3D Modelling. A program of data integration and 3D modelling was initiated at the West Heruga, North Ulaan Khud and Southeast IP targets. This incorporated a mix of previous drilling, geology, geochemistry and geophysical data that was processed by Geocode LLC in an attempt to further define exploration targets, potentially to be followed up with additional drilling. The full results of this exercise have not yet been provided to the Company, however OTLLC has stated that encouraging results have been returned for each area.

•

Whole-rock and Geochronology Sampling. A total of 66 samples that were collected during 2020 were processed for whole-rock geochemistry and geochronology by OTLLC. These samples were collected mainly along the northern portion of the Javkhlant license to the west and east of the Oyu Tolgoi mining licence. Results of this work show that most of the sampled rocks are classified as subalkaline trachybasalt, basaltic andesite or rhyolite. Using Sr/MnO vs Sr/Y ratios to test for porphyry prospectivity two of the samples were classified as “prospective”, while three are considered as “Mixed Signal”, and the remaining samples are considered “un-prospective”.

2021 Geotechnical Drilling on Entrée/Oyu Tolgoi JV Property

During 2021, a line of 16 shallow (5-8 metre deep) geotechnical core holes was drilled along the north boundary of the Oyu Tolgoi licence on the Shivee Tolgoi licence to test soil and rock properties as part of on-going geotechnical studies for the mine and infrastructure development.

Panel 1 Design Optimization Study Work

Hugo North (including Hugo North Extension) Lift 1 surface and underground drilling programs will support the evaluation by OTLLC of different design and sequencing options for Panels 1 and 2.

As reported by Turquoise Hill, during 2021 a total of 10,494 metres of Panel 1 drilling was undertaken to increase orebody knowledge. The data collected has been used to refine the structural and geotechnical models which form the basis of the mine design.

From 2022 onwards, the focus of drilling will shift to Lift 2 and peripheral areas of Lift 1. In 2021, 1,009 metres of Lift 2 Panel 1 drilling was completed.

For 2022, OTLLC has budgeted a significant amount of diamond drilling on the Entrée/Oyu Tolgoi JV Property, targeting the Hugo North Extension deposit. Drilling will comprise 37 holes, totalling approximately 16,000 metres. All holes will be collared from underground drill stations along the eastern boundary of the porphyry mineralized footprint. A portion of these holes will be drilled from three underground stations on the Entrée/Oyu Tolgoi JV Property, with the others collared from underground drill stations on the Oyu Tolgoi property but crossing onto the Entrée/Oyu Tolgoi JV Property. The main purpose of the drilling is infill for improved resource classification and estimation updates, but also to improve the overall knowledge of deeper parts of the deposit (Lift 2). A portion of the holes will also be used for geotechnical purposes. OTLLC has scheduled all the drilling to be completed during 2022, with potential additional phases to follow in 2023 or beyond. The timing of this drilling is still contingent upon COVID-19 restrictions.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Panel 1 study is scheduled for completion in the first half of 2023. Entrée has not yet received any details or results of OTLLC’s surface and underground drilling programs.

Panel 1 Development

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

2021 Review

Entrée expenses related to Mongolian operations included expenditures of $0.5 million for strategic, technical and administration costs in Mongolia. The Company focused its efforts on advancing potential amendments to the Entrée/Oyu Tolgoi JVA with the objective to align the interests of all stakeholders as they are now understood, which would be in the best interests of all stakeholders. As a result, the Company increased its engagement of professional and advisory consultants to assist in the process, which has increased costs over the comparative 2020 and 2019 periods, respectively.

BLUE ROSE JV – AUSTRALIA

Summary

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Atlas Iron Pty Ltd (part of the Hancock Group of Companies), retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Lodestone Mines Pty Ltd (“Lodestone”), which is also the licence holder. The Blue Rose JV partners were granted (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. An additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of commercial production.

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

2021 Review

Expenditures in 2021 were minimal and related to administrative costs in Australia.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the three years ended December 31 were:

	2021	2020	2019
Expenses
Project expenditures	$502	$214	$173
General and administrative	1,605	1,430	1,490
Share-based compensation	735	538	340
Depreciation	118	98	105

Operating loss	2,960	2,280	2,108

Foreign exchange gain	(30)	(193)	(195)
Interest income	(25)	(80)	(137)
Interest expense	365	338	319
Loss from equity investee	235	186	273
Finance costs	15	19	29
Deferred revenue finance costs	4,035	3,450	3,250
Gain on sale of investments	—	—	(123)

Loss for the year	7,555	6,000	5,524

Other comprehensive loss
Foreign currency translation	156	1,114	2,095

Total comprehensive loss	$7,711	$7,114	$7,619

Net loss per common share
Basic and fully diluted	$(0.04)	$(0.03)	$(0.03)

Total assets	$7,779	$7,961	$6,102
Total non-current liabilities	$62,681	$57,937	$52,907

Operating Loss:

During the year ended December 31, 2021, the Company’s operating loss was $3.0 million compared to $2.3 million and $2.1 million for the years ended December 31, 2020 and 2019, respectively.

Project expenditures in 2021 included expenditures of $0.5 million for administration costs in Mongolia compared to $0.2 million and $0.2 million in the comparative 2020 and 2019 periods, respectively. The increase in the current year compared to previous years was due to professional and advisory fees related to advancing potential amendments to the Entrée/Oyu Tolgoi JVA. Holding costs on all other properties were insignificant.

General and administration expenditures in 2021 was $1.6 million compared to $1.4 million and $1.5 million in 2020 and 2019, respectively. The increase in 2021 was due to increased advisory costs related to potential amendments to the Entrée/Oyu Tolgoi JVA.

Depreciation expense in 2021 was consistent with the same periods in 2020 and 2019.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Non-operating Items:

The foreign exchange gain in 2021 was primarily the result of movements between the C$ and US dollar as the Company holds its cash in both currencies and the loan payable is denominated in US dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm stream.

The total assets as at December 31, 2021 were lower than at December 31, 2020 due to a lower cash balance from operating activities. Total non-current liabilities have increased since December 31, 2019 due to recording the non-cash deferred revenue finance costs each year.

Quarterly Financial Data – 2 year historic trend

	Q4 21	Q3 21	Q2 21	Q1 21	Q4 20	Q3 20	Q2 20	Q1 20
Project expenditures	$88	$169	$158	$87	$41	$59	$80	$34
General and administrative	512	310	444	339	437	286	387	320
Share-based compensation	735	—	—	—	538	—	—	—
Depreciation	31	30	27	30	22	25	25	26

Operating loss	1,366	509	629	456	1,038	370	492	380
Foreign exchange (gain) loss	(46)	210	(101)	(93)	(355)	(155)	(315)	632
Interest expense, net	95	92	76	77	65	69	61	63
Loss from equity investee	123	41	36	35	60	37	35	54
Deferred revenue finance costs	1,040	1,021	1,006	968	887	869	861	833
Finance costs	5	3	3	4	4	5	5	5

Net loss	$2,583	$1,876	$1,649	$1,447	$1,699	$1,195	$1,139	$1,967

Basic/diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

USD:CAD FX Rate(1)	1.2678	1.2741	1.2394	1.2575	1.2732	1.3339	1.3628	1.4187

1.	USD:CAD foreign exchange rate was the quarter ended rate per the Bank of Canada.

Project expenditures in Q3 2021 and Q2 2021 were higher compared to other quarters due to expenses relating to the 2021 Technical Report and to professional fees related to advancing potential amendments to the Entrée/Oyu Tolgoi JVA.

General and administrative expenses were higher in Q4 2021 due mainly to compensation costs.

Share-based compensation expenditures in Q4 2021 included deferred share unit (“DSU”) grants at higher fair value compared to DSU grants in Q4 2020.

Interest expense, net, consists of accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and fluctuations are due to exploration activity and foreign exchange changes.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	Year ended December 31
	2021	2020
Cash flows used in operating activities
- Before changes in non-cash working capital items	$(2,100)	$(1,541)
- After changes in non-cash working capital items	(2,152)	(1,496)
Cash flows from financing activities	1,994	3,230
Cash flows used in investing activities	(33)	—
Net cash (outflows) inflows	(191)	1,734
Effect of exchange rate changes on cash	21	146
Cash balance	$7,090	$7,260
Cash flows used in operating activities per share
- Before changes in non-cash working capital items	$(0.01)	$(0.01)
- After changes in non-cash working capital items	$(0.01)	$(0.01)

Cash flows after changes in non-cash working capital items in 2021 were higher than in 2020 due to professional fee expenses and compensation costs.

Cash flows from financing activities in 2021 were due to funds received from warrant exercises. Cash flows from financing activities in 2020 were due to funds received from a private placement.

Cash flows used in investing activities were immaterial in both 2021 and 2020.

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at December 31, 2021 was approximately $7.2 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12-month period and beyond. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Contractual Obligations

As at December 31, 2021, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$97	$97	$—	$—	$—

SHAREHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At December 31, 2021, the Company had 192,687,906 shares issued and outstanding and at the date of this MD&A, the Company had 196,803,260 shares issued and outstanding.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Share Purchase Warrants

As at December 31, 2021, the Company had 9,841,157 share purchase warrants outstanding. Subsequent to December 31, 2021, 4,115,354 share purchase warrants with an exercise price of C$0.55 were exercised and 586,803 share purchase warrants with an exercise price of C$0.55 expired. At the date of this MD&A, the Company had 5,139,000 share purchase warrants outstanding.

The following share purchase warrants were outstanding as at the date of this report:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
5,139	0.60	September 14, 2023

Stock Option Plan

As at December 31, 2021 and the date of this MD&A, the Company had 9,399,500 stock options outstanding and exercisable.

The following is a summary of stock options outstanding as at the date of this report:

Number of share options (000`s)	Exercise price per share option C$	Expiry date
1,850	0.52 – 0.62	May – Oct 2022
2,225	0.55 – 0.63	Feb – Dec 2023
2,220	0.365	Dec 2024
1,885	0.51	Dec 2025
1,220	0.77	Dec 2026

9,400

Deferred share units (DSU)

DSUs are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s Deferred Share Unit Plan (the “DSU Plan”). Typically, DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

As at December 31, 2021 and the date of this report, the following DSUs were outstanding:

Number of DSUs (000’s)
Outstanding – December 31, 2020	450
Granted	615

Outstanding – December 31, 2021	1,065

During the year ended December 31, 2021, the Company granted 615,000 DSUs to the Company’s directors and executives. The Company recorded share-based compensation of $0.1 million related to the DSUs grant in the year ended December 31, 2021. Each vested DSU entitles the holder to receive one common share of the Company or a cash payment equivalent to the closing price of one common share of the Company on the TSX on the last trading day preceding the DSU’s redemption date. The DSUs granted in 2021 vested immediately.

The fair value per DSU granted during fiscal 2021 was determined to be C$0.77 per unit which is the share price of the Company on the grant date.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

DEFERRED REVENUE - SANDSTORM

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm (the “Sandstorm Agreement”).

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the “Deposit”) in exchange for the future delivery of gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Further information in relation to the Sandstorm Agreement is available in the Company’s AIF dated March 25, 2022.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Directors’ fees	$170	$157
Salaries and benefits	$851	$681
Share-based compensation	$719	$519

As of December 31, 2021, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.0 million (December 31, 2020 - $0.0 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.2 million (December 31, 2020 - $1.1 million) may become payable to certain officers and management personnel of the Company.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Financial Instruments

a)     Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2021 and 2020:

December 31, 2021	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$—	$7,090	$—	$7,090
Receivables	—	40	—	40
Deposits	—	12	—	12

Total financial assets	$—	$7,142	$—	$7,142

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$101	$101
Lease liabilities	—	—	99	99
Loan payable	—	—	10,262	10,262

Total financial liabilities	$—	$7,142	$10,462	$10,462

December 31, 2020	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$—	$7,260	$—	$7,260
Receivables	—	28	—	28
Deposits	—	12	—	12

Total financial assets	$—	$7,300	$—	$7,300

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$124	$124
Lease liabilities	—	—	208	208
Loan payable	—	—	9,615	9,615

Total financial liabilities	$—	$—	$9,947	$9,947

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

b)     Financial risk management

i) Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.

The Company limits its credit exposure on cash and cash equivalents held in bank accounts by holding its key transactional bank accounts and investments with large, highly rated financial institutions.

The Company’s receivables balance was not significant and, therefore, was not exposed to significant credit risk.

The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

ii) Liquidity risk

The Company manages liquidity risk by trying to maintain enough cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

The Company’s operating results may vary due to fluctuation in commodity price, inflation and foreign exchange rates.

iii) Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates. As at December 31, 2021, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Short-term deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2021, the Company has not entered into any contracts to manage interest rate risk.

iv) Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2021, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$7,090	$7,260
Accounts payable and accrued liabilities	(110)	(124)

	$6,989	$7,136

As at December 31, 2021, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an increase or decrease of approximately $0.3 million to net loss for the year ended December 31, 2021.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business; some of these risks and uncertainties have been discussed elsewhere in this MD&A. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.

Risks Related to the Outbreak of Epidemics or Pandemics or Other Health Crises

Entrée’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises.

For example, the COVID-19 pandemic has significantly disrupted, and continues to significantly disrupt global health, economic and market conditions, which have already and may again trigger an indeterminate period of slowdown in the global economy and recessions. Despite differing levels of business and commercial re-openings throughout the world, and the availability of vaccines and ongoing vaccination programs in some geographies, the pandemic has had and continues to have adverse (and potentially material adverse) repercussions in the jurisdictions where the Company operates. This is especially the case given the emergence of new variants of the SARS-CoV-2 virus which raise uncertainties regarding the efficacy of existing vaccines. As such, the full impact of the ongoing COVID-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company, its joint venture partner OTLLC, and other businesses and governments, including the Government of Mongolia, have taken and continue to take to combat the spread of the disease, continues to rapidly evolve, creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. Although from time to time there has been an easing of restrictions in certain jurisdictions, some of these restrictions have been reinstated in other jurisdictions, or could be reinstated in the future, to manage a resurgence or new outbreak of COVID-19, including in connection with new variants or mutations of the virus. As such, at the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict or quantify the full extent to which COVID-19 will impact its business, including its operations, the market for its securities and the efforts of OTLLC to advance Oyu Tolgoi underground development. The COVID-19 pandemic has adversely affected the ability of OTLLC to advance Oyu Tolgoi underground development and it is possible that the COVID-19 pandemic will affect, even materially, the Company’s financial condition, liquidity, and future results of operations due to, among other factors:

•

Actions taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. While work on the underground project continues, Oyu Tolgoi underground development has been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from OTLLC, Rio Tinto and their construction partners, who are required to oversee development and provide essential specialist technical services at Oyu Tolgoi, from accessing the site. Although some expatriates returned to Mongolia in 2021, and further flights are planned in order to return required specialists to site, continued interruptions to flights are possible as the authorities endeavour to minimise COVID-19 case numbers in Mongolia, and (ii) delays resulting from various measures implemented to slow the spread of COVID-19, including restrictions on the movement of goods within and across borders and curtailed operations in certain jurisdictions, including Mongolia and China, which may, in each case, cause schedule and cost delays, slowdown or temporary suspensions in operations.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•

The spread of COVID-19 has caused and may continue to cause schedule delays and cost increases. A number of work fronts have been and continue to be directly impacted by quarantine requirements and international travel restrictions related to COVID-19, including the 9-month delay to Shafts 3 and 4, which in turn will result in delays to the start of Panels 1 and 2. There were significant COVID-19 related challenges at Oyu Tolgoi in 2021 and into 2022, causing the site to operate at less than 50% of its planned personnel for all of 2021, although there was progress on underground development. Ongoing impacts to domestic and international movement have and could continue to impact key project milestones.

•

Effects of the COVID-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact the ability of OTLLC to secure on a timely basis a long-term domestic source of power for the mine as required under the Oyu Tolgoi Investment Agreement.

•

Suppliers have declared and may continue to declare force majeure on their contracts with OTLLC. In addition, continued impacts of the COVID-19 pandemic may force OTLLC to declare force majeure on contracts, due to the inability to meet contractual obligations.

•

The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and the Company’s future prospects, including significant fluctuations in copper prices and the concentrate market.

•

The continued spread of COVID-19, including the emergence of variants and further resurgences of the SARS-CoV-2 virus, has impacted and may continue to impact the health of the Company’s personnel, partners and contractors, as well as the availability of industry experts and personnel crucial to the Company’s operations or the continued operation and development of Oyu Tolgoi. The ongoing pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the ability of its workforce, as well as its productivity, and causing human impact that may, in turn, negatively affect its business. These impacts may be compounded by other seasonal influences, such as the seasonal flu.

•

Unstable market conditions have caused, and the resurgence or continued spread of the pandemic in various countries across the world may once again cause, significant volatility or decline in the trading price of the Company’s common shares. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the ability of OTLLC and Turquoise Hill to secure any funding required to sustain underground development.

•

The emergence and spread of new COVID-19 variants including, but not limited to, the Omicron variant, may contribute to and worsen the above-listed factors if the mutations underlying such variants adversely impact the virus’s properties, such as how easily it spreads, the associated disease severity and the performance of vaccines, therapeutic medicines and diagnostic tools, and by resulting in the prolonging of, or imposition of additional, restrictive public health and social measures.

Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. While the Company and its joint venture partner OTLLC have made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on the business and the effectiveness of these efforts and the extent to which the COVID-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic and current resurgences of the virus; the likelihood, timing, duration and scope of further resurgences or accelerating spread of COVID-19; the measures taken or necessary to contain the spread of such outbreaks; and the timing, development and distribution of effective vaccines and/or effective therapeutic treatments for COVID-19. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

Legal and Political Risk

The Minerals Law of Mongolia defines a mineral deposit of strategic importance (a “Strategic Deposit”) as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than 5% of Mongolia’s gross domestic product in any given year. The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution 27 dated February 6, 2007 of the Parliament of Mongolia, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits. Resolution 57 of the Parliament of Mongolia dated July 16, 2009 provides that the minimum percentage of State participation in the Oyu Tolgoi deposits shall be 34%.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed the Oyu Tolgoi Investment Agreement with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

Subsequent to the Oyu Tolgoi Investment Agreement becoming effective, the then Ministry of Mining advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the October 2004 Equity Participation and Earn-In Agreement between Turquoise Hill and Entrée, as amended and subsequently assigned to OTLLC (the “Earn-In Agreement”) to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament of Mongolia will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or otherwise adversely impacts Entrée’s interest in the Entrée/Oyu Tolgoi JV Property or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

Mining operations and exploration activities are subject to extensive laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Changes in governments, regulations and policies and practices could have an adverse impact on Entrée’s future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company’s share price. Entrée is subject to taxes (including income taxes and mining taxes) in the various jurisdictions in which it operates, and it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions. Entrée also faces risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.

On January 16, 2014, the Parliament of Mongolia adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On February 18, 2015, the Parliament of Mongolia adopted an amendment to the Minerals Law (the “2015 Amendment”), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5%. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

On November 10, 2017, the Parliament of Mongolia amended the General Tax Law, the Corporate Income Tax Law, the Personal Income Tax Law, the Minerals Law, the Land Law and the Legal Entities Registration, which became effective on January 1, 2018, to introduce the concept of an “ultimate holder” of a legal entity for tax purposes for the first time (the “2017 Amendments”). Under the 2017 Amendments, any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences, which was annulled by the below mentioned Decree No. 302 dated December 31, 2019.

On March 22, 2019, the Parliament of Mongolia substantially revised key tax laws including the General Law on Taxation, the Corporate Income Tax Law, the Value Added Tax Law and the Personal Income Tax Law. The new tax laws came into effect on January 1, 2020. Under the new Corporate Income Tax Law (the “Restated Version”), ring-fencing rules were introduced pursuant to which income and expenses that are incurred for different mining licences must be accounted separately for tax purposes. However, the Restated Version provides that a taxpayer may file consolidated statements if the areas covered by the minerals licences held by such taxpayer lie adjacent to one another or the types of products to be mined from minerals licences are the same. As a result, Entrée is allowed to prepare consolidated profit and loss statements for all income and expenses incurred on the Shivee Tolgoi and Javhlant mining licences. In addition, the Restated Version of the Corporate Income Tax Law reduces the withholding tax on a direct or indirect transfer of a minerals licence (in whole or in part) from 30% on a gross basis (as provided for under the 2017 Amendments) to 10% on the basis of the minerals licence value with certain deductions allowed. For an indirect transfer, the taxable income will be calculated from the valuation of the minerals licence in proportion to the percentage of shares or interests or voting rights sold or transferred by the ultimate holder in relation to the shares of the minerals licence holder. The new tax laws require the Cabinet, Ministry of Finance and Mongolian Tax Authority to release a number of implementing guidelines. By its Decree No. 302, the Minister of Finance adopted a guideline on December 31, 2019 which includes the methodology to determine the value of a minerals licence and regulation on imposing taxes, which is currently in effect. The full impact of the tax reform package is not yet known.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Law on State Registration of Legal Entities (the “Legal Entities Registration Law”) and the Law on Procedures of Implementation of the General Tax Law (the “Implementation Law”). According to the Implementation Law, an entity registered with the legal entity registrar prior to January 1, 2020 is required to provide information about its ultimate (beneficial) owner to the Legal Entity Registration Office (“LERO”) by January 1, 2021. An ultimate (beneficial) owner of a legal entity is defined in the Law of Mongolia on Combating Money Laundering and Terrorism Financing as, “an individual who holds the majority of the asset of the legal entity individually, or in collaboration with others, or an individual who manages and directs the legal entity’s operation or authorizes others to do its action, or an individual who owns the legal entity and enjoys benefit, profit by way of managing and directing such legal entity, any transaction of the legal entity and its implementation process.”

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

If there is a change in the ultimate (beneficial) owner of a legal entity, a notice of such change must be given to the LERO within 15 business days pursuant the Legal Entities Registration Law. In relation to the registration of the ultimate (beneficial) owner, the LERO adopted Regulation No A/1270 on August 19, 2020, which defines “majority of assets” as one third or more of the total shares of a company or 33% or more of the assets of a legal entity. Based on this definition, information about a chain of legal entities and the individuals that are the ultimate beneficial owners must be registered.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Minerals Law of 2006, which provides that a minerals licence holder must notify, and register with, the relevant tax authority any ultimate holder changes in accordance with the procedure provided for in the Restated Version of the General Tax Law. Any failure to do so will result in the termination of the minerals licence by the State body.

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which became effective on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by the Parliament of Mongolia, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry is expected to propose significant amendments to the Minerals Law. The Parliament of Mongolia is scheduled to discuss the draft restated version of the Minerals Law during its spring session of 2022, which will start on March 15, 2022. There is currently no publicly available draft of the law. Accordingly, it is not possible to determine when, if ever, these amendments or the restated version of the Minerals Law would be adopted and in what form.

If the Investment Law, State Minerals Policy, 2015 Amendment, 2017 Amendments, Restated Version of the Corporate Income Tax Law, Decree No. 302, Law on Amendments to the Minerals Law of 2006, Legal Entities Registration Law, Implementation Law, constitutional amendments or proposed amendments aimed at regulating the minerals sector and use of natural resources are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the Entrée/Oyu Tolgoi JVA, which came into effect in 2008, the Entrée/Oyu Tolgoi JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns approximately 16.3% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. In addition, the Government of Mongolia owns a significant stake in OTLLC. The interest of Rio Tinto, Turquoise Hill, the Government of Mongolia and OTLLC are not necessarily aligned with each other or with the interests of the Company’s other shareholders and there can be no assurance that Rio Tinto, Turquoise Hill, the Government of Mongolia or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

On February 27, 2013, the Mineral Resources and Petroleum Authority of Mongolia (“MRPAM”) delivered notice to Entrée advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences would be lifted, it did not receive official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into the Entrée/Oyu Tolgoi JVA, which bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Entrée/Oyu Tolgoi JVA or Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Entrée/Oyu Tolgoi JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation, which could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Risks Associated with the Development of the Oyu Tolgoi Project

The Oyu Tolgoi Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to the Oyu Tolgoi Investment Agreement to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent the Government of Mongolia does not observe the terms and conditions of the Oyu Tolgoi Investment Agreement, there may be limitations on the ability of OTLLC, Turquoise Hill and Rio Tinto to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. Resolution 92, approved by the Parliament of Mongolia in November 2019, mandated the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Oyu Tolgoi Investment Agreement. Resolution 103 was approved by the Parliament of Mongolia in December 2021 to resolve outstanding issues between Turquoise Hill, Rio Tinto and the Government of Mongolia in connection with the implementation of Resolution 92. On January 24, 2022, Turquoise Hill announced that it had successfully reached a mutual understanding of a renewed partnership with the Government of Mongolia and that the OTLLC board had unanimously approved commencement of the undercut. Turquoise Hill further announced the entering into of key agreements with the Government of Mongolia, which address the majority of the measures contemplated by Resolution 92. If the terms of the Oyu Tolgoi Investment Agreement cannot be enforced effectively, OTLLC, Turquoise Hill and Rio Tinto could be deprived of substantial rights and benefits arising from their investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia, which by extension may also deprive Entrée of substantial rights and benefits arising from the Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Similarly, if the key agreements with the Government of Mongolia cannot be enforced or if the Government of Mongolia does not abide by the terms of those key agreements or wishes to revise their terms, then irrespective of the ultimate outcome of any potential dispute, any requirement for OTLLC, Turquoise Hill or Rio Tinto to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

Resolution 103 was approved by the Parliament of Mongolia in December 2021 to resolve outstanding issues between Turquoise Hill, Rio Tinto and the Government of Mongolia in connection with the implementation of Resolution 92. Resolution 92 was approved by the Parliament of Mongolia in November 2019 and mandated the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi. On January 24, 2022, Turquoise Hill announced the entering into of key agreements with the Government of Mongolia, which address the majority of the measures to be completed for Resolution 92 to be considered formally implemented. Turquoise Hill stated that it continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, including the formal termination of the Mine Plan and the resolution of the outstanding tax arbitration. If Resolution 103 is not deemed by the Government of Mongolia to resolve all outstanding issues or to resolve them in a manner or on terms that are satisfactory to the Company or other Oyu Tolgoi project stakeholders, the Company or other Oyu Tolgoi stakeholders could be deprived of substantial rights and benefits arising from their investment in Oyu Tolgoi or from the Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Further, any requirement for the Company, OTLLC, Turquoise Hill or Rio Tinto to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price. Specifically, the estimated schedule and cost for the completion of underground development by OTLLC, including in respect of timing of first development production from the Entrée/Oyu Tolgoi JV Property and sustainable first production from the Oyu Tolgoi mining licence and/or the Entrée/Oyu Tolgoi JV Property, and the development capital spend for the project, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may differ materially from the results of the 2021 Technical Report or what was announced by Turquoise Hill following completion of the Definitive Estimate and further technical work to be conducted in connection therewith. In November 2021, Turquoise Hill reported that the previously announced 9-month delay on Shafts 3 and 4, in combination with the COVID-related reduced underground development progress and expected changes to mining scope, would result in delays to the start of Panel 1 by approximately 11 months compared to the Definitive Estimate.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour; ground and rock mass conditions and stability; the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production or sustainable production. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Further development of the Oyu Tolgoi project depends upon the ability of OTLLC and Turquoise Hill to obtain additional funding, and such additional funding may not be available or available on reasonable commercial terms.

The Oyu Tolgoi Investment Agreement and Mine Plan, to the extent it remains enforceable, commit Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project. While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto. Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement (and the Mine Plan to the extent it remains enforceable). Such a default or breach could result in a termination of the Oyu Tolgoi Investment Agreement (and the Mine Plan), which may have a material adverse impact on Entrée and the Company’s share price.

The Oyu Tolgoi Investment Agreement commits OTLLC to eventually utilize only Mongolian power sources. In June 2020, OTLLC entered into an amendment to the PSFA with the Government of Mongolia, which reflected a joint prioritization and progression of a state-owned power plant in accordance with various agreed milestones, and which envisages that the Government of Mongolia would fund and construct a state-owned power plant at Tavan Tolgoi. None of the milestones under the amended PSFA have been met. On January 24, 2022, Turquoise Hill announced that the OTLLC board had approved the signing of the ESA to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia, and on January 26, 2022, OTLLC entered into the ESA with, among others, Southern Region Electricity Distribution Network, pursuant to which power will be delivered to the Oyu Tolgoi mine subject to the fulfilment of certain technical conditions. While the Mongolian grid prepares to connect to Oyu Tolgoi, OTLLC will continue to import its power from Inner Mongolia, China under an agreement between NPTG and IMPIC. However, there is no certainty that technical conditions underlying the ESA will be satisfied, that the required extensions to the power import agreements between NPTG and IMPIC will be obtained, or that any alternative power plant or arrangement for power under the amended PSFA will be sufficient to meet Oyu Tolgoi’s future needs or be available in a timely manner. Despite the parties’ best efforts, the ability to meet their obligations under the Oyu Tolgoi Investment Agreement, the amended PSFA or any future agreement committing OTLLC to use Mongolian power sources is an obligation not necessarily within their control and non-fulfilment of this requirement may result in a default under the Oyu Tolgoi Investment Agreement. Such default could result in termination of the Oyu Tolgoi Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price.

On February 24, 2022, Russia began a full-scale military invasion into Ukraine, a conflict which continues to escalate. Mongolia’s economy is heavily reliant on bordering countries Russia and China. Mongolia’s central bank recently warned that most of Mongolia’s foreign trade is facilitated through Russian banks and commodities such as oil and grain are sourced primarily from Russia. Sanctions imposed on Russia could result in payments not being made and disruptions to the supply of food and consumer goods. In the event sanctions are imposed on China in connection with the conflict, or in the event of increasing or ongoing sanctions imposed on Russia, there could be impacts on could also result in changes to bilateral and multilateral relationships among Mongolia, Russia, China, and Mongolia’s “third neighbours”. Any potential changes to existing economic and political relationships or increasing or prolonged economic pressures resulting from sanctions against Russia and/or China, could have a material adverse impact on development of the Oyu Tolgoi project including the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities, and there are risks associated with the OTLLC, Turquoise Hill, Rio Tinto or the Company failing to maintain a “social licence” to operate Oyu Tolgoi including the Entrée/Oyu Tolgoi JV Project. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community and even governmental acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects. Despite a company’s best efforts, there are factors that may affect its efforts to maintain social licence, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of opposition toward mining on local support. There can be no guarantee that social licence can be maintained, and without strong community support, the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition and other unforeseeable consequences.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Risks Associated with the Sandstorm Agreement

The Sandstorm Agreement provides that if Entrée’s economic interest in the Entrée/Oyu Tolgoi JV Property is reduced, contractually or otherwise, by greater than 17% up to and including 34%, the Company will refund a corresponding portion of the Deposit in accordance with the terms of the Sandstorm Agreement. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Sandstorm Agreement, the Company will be required to return a portion of the Deposit in cash.

If an event of default occurs under the Sandstorm Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Sandstorm Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Under the Sandstorm Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Sandstorm Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated with Mining or Related to Entrée

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

Global climate change could exacerbate certain of the risks facing Entrée’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt operations, damage infrastructure or assets, create financial risk or otherwise have a material adverse effect on Entrée’s results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt operations by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs. Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where Entrée is present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

Sandstorm’s beneficial shareholdings in the Company, totalling approximately 25.2% of the Company’s outstanding shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling approximately 16.3% of the Company’s outstanding shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Sandstorm Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Sandstorm Agreement. The requirement will no longer apply in the event Sandstorm transfers its shares to a third party (other than an affiliate of Sandstorm).

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees to maintain the licences in good standing, which are primarily the responsibility of OTLLC, is approximately $944,000.

In Mongolia, Entrée and its partners must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Entrée runs its business in different jurisdictions and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these jurisdictions are complicated and subject to change. For this reason, the possibility of future negative effects on the results of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other jurisdictions may be subject to withholding taxes. Entrée has no control over withholding tax rates.

Certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities. In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the U.S. Securities and Exchange Commission (“SEC”), Canadian Securities Administrators, the OTCQB and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will effectively meet all of the requirements of these rules and regulations, including Sarbanes-Oxley Section 404, National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), the continued listing standards of the TSX and the eligibility requirements of the OTCQB. Management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 and identified a material weakness related to testing and testing documentation retention. As a result of this material weakness, the Company’s auditor did not have sufficient appropriate evidence of testing to provide a basis for an opinion and accordingly issued a disclaimer of opinion on the Company’s internal control over financial reporting in the auditor’s attestation report required pursuant to Section 404(b) of Sarbanes-Oxley (“SOX 404(b)”) (see “Internal Control Over Financial Reporting” below). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Company’s common shares. Any failure to comply with the continued listing standards of the TSX or the eligibility requirements of the OTCQB, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings from the TSX and quotation of the Company’s Common Shares on the OTC Pink Open Market, which may severely adversely affect the market liquidity for the Company’s common shares by limiting the ability of broker-dealers to sell such common shares, and the ability of shareholders to sell their common shares in the secondary market. Ongoing compliance requirements have also made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its Board or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and NI 52-109 could be impaired, which could cause the price of the Company’s common shares to decrease.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2021 and believes its disclosure controls and procedures are effective.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company’s internal control over financial reporting was not effective as at December 31, 2021, and there was a material weakness in the Company’s internal control over financial reporting relating to operations.

The Public Company Accounting Oversight Board defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness relating to operations, which existed as of December 31, 2021:

•	Evidence of testing of controls, policies and procedures was not sufficiently documented and retained.

While management does perform periodic testing of specific controls and procedures, the absence of sufficient documented evidence of testing resulted in management being unable to determine that internal control over financial reporting as a whole is effective.

To address the material weakness, management performed additional analyses and other procedures to ensure that the consolidated financial statements fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented. Accordingly, management believes that the consolidated financial statements fairly present, in all material respects, the Company’s financial condition, results of operations and cash flows for the periods presented.

In addition, no significant deficiencies relating to the design of internal control over financial reporting were identified.

As a result of the material weakness described above, the Company’s auditor did not have sufficient appropriate evidence of testing to provide a basis for an opinion on internal control over financial reporting and accordingly issued a disclaimer of opinion on the Company’s internal control over financial reporting.

Remediation

In response to the material weakness described above, the Company will be implementing a remediation plan to address the material weakness which will include measures such as hiring an independent third-party internal controls consultant to assist with the Company’s internal controls testing, testing documentation retention, and other internal control enhancements.

The Company will continue to monitor and evaluate the effectiveness of the Company’s internal control over financial reporting on an ongoing basis and if the remediation plan is not sufficient to eliminate the material weakness, the Company will consider what additional actions would be required.

NON-IFRS PERFORMANCE MEASUREMENT

Non-IFRS Performance Measurement: “Cash costs after credits” (C1) and all-in sustaining cost (ASIC) are non-IFRS performance measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the expectations set out in OTMSS20 and the 2021 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between Oyu Tolgoi project stakeholders and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi following the implementation of the comprehensive new agreement entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia along with the implementation of Resolution 103; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper, gold and silver gold grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill; and the Company’s ability to operate sustainably, its community relations and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Turquoise Hill and Rio Tinto and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi following the implementation of the comprehensive agreement with the Government of Mongolia along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; actual timing of first sustainable production from Panel 0 as well as the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project; liquidity, Oyu Tolgoi project funding sources and Oyu Tolgoi project funding requirements; the implementation and successful execution of the funding plan that is the subject of the Amended HoA and potential delays in the ability of Turquoise Hill or OTLLC to proceed with the funding elements contemplated by the Amended HoA; the timing and cost of the construction and expansion of mining and processing facilities; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The 2021 PEA is based on a conceptual mine plan that includes Inferred mineral resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled “Critical Accounting Estimates, Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person (“QP”) as defined by NI 43-101.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

All mineral reserve and mineral resource estimates included in this MD&A have been prepared in accordance with NI 43-101, which incorporates by reference the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

Q4 2021 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral properties. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission generally applicable to U.S. companies.

Accordingly, descriptions of mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System (“MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and CIM. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101 and CIM.